

August 26, 2011

Via Facsimile
Ms. Turid M. Sorensen
Chief Financial Officer
Nordic American Tanker Shipping Limited
LOM Building
27 Reid Street
Hamilton HM 11, Bermuda

> **Re:** **Nordic American Tanker Shipping Limited**
> **Form 20-F**
> **Filed April 21, 2011**
> **File No. 001-13944**

Dear Ms. Sorensen:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief

Via Facsimile
011 47 33 42 73 01